Exhibit (a)(1)(B)
E-MAIL TO ALL ELIGIBLE EMPLOYEES

To:	[E-MAIL ADDRESS]
From:	Mitchell Gaynor
Date:	March 12, 2007
Subject:	Action Required: Urgent Information Regarding Your Stock Options

          Recently enacted U.S. Internal Revenue Code Section 409A as well as Canadian income tax laws impose certain adverse personal tax consequences on stock options that were granted at a discount from fair market value (“discount options”). With respect to U.S. taxpayers, the adverse personal tax consequences only apply to discount options which vest after December 31, 2004. For U.S. taxpayers, these tax consequences may include income tax at vesting (whether shares are exercised or not), an additional 20% federal tax and interest charges, and may also include substantial related state tax penalties. For taxpayers in Canada, these consequences include the loss of preferential tax treatment on the discount options.
          You are receiving this e-mail because it has been determined that certain of your stock options, which were granted by Juniper Networks, Inc. may be affected by Section 409A or may lose preferential tax treatment under Canadian tax laws because they were discount options. Juniper is offering you the opportunity to avoid the adverse personal tax consequences by amending certain of these stock options to remove the discount and entitling you to receive cash payments for those eligible stock options to make up for the lost discount. Details regarding the amendment of these options and the timing and amount of the cash payments are in the Tender Offer Document and the Presentations linked to this e-mail.
          If you did not receive this email directly from Mitchell Gaynor, we believe your Juniper outstanding stock options are not adversely impacted by Section 409A or Canadian income tax laws.
          EMPLOYEE FORUMS
          To help (i) explain the potential adverse tax impact of Section 409A and the potential loss of preferential tax treatment under the Income Tax Act (Canada), (ii) explain how Juniper has addressed the situation and the choices you have, and (iii) answer any other questions you may have, identical employee forums will be held in Sunnyvale, Westford, Herndon, Kanata and Cambridge. The schedule is listed below and available on the Stock Administration home page http://www-int.juniper.net/legal/stock/:
•	[DATE] from [TIME] in the [LOCATION]; and

•	[DATE] from [TIME] in the [LOCATION].
          If you cannot attend one of the employee forums in your region, you are welcome to attend remotely via Secure Meeting. The link to the Secure Meeting Employee Forums is available with the schedule on the Stock Administration home page
http://www-int.juniper.net/legal/stock.

          KEY DOCUMENTS AND MATERIALS
          (1) Presentations summarizing the background and key choices you have available:
Eligible U.S. employees: [LINK]
Eligible Canada employees: [LINK]
          (2) Tender Offer Document (this is a very large file):
          [LINK]
          (3) Election Agreement:
          [LINK]
          You can use your PeopleSoft login credentials to access your Election Agreement on Juniper’s intranet. If you need a paper form of the Election Agreement, you may print the Election Agreement from Juniper’s intranet or e-mail stockadmin@juniper.net.
          The Election Agreement has two parts. The first part is an addendum/options history with your personalized stock option information (which includes a list of your “tainted” option grants, which may be amended in this offer, the grant date of each of those options, the cash payment you will be entitled to receive if you choose to participate in the Tender Offer and the amended option exercise price). This is the Juniper intranet page on which you can submit your acceptance of the offer. The second part includes the terms and conditions of the Election Agreement. These terms and conditions are also found on the intranet page by clicking on the link “Election Agreement Terms and Conditions.”
          ACTION ITEMS
          After reviewing the above materials, if you wish to participate in the Tender Offer, you will need to complete and submit the Election Agreement (see above link) via Juniper’s intranet (at the website address: https://hr-tools.juniper.net/servlets/psportal/hr8prd?url=https://hr-tools.juniper.net/servlets/icli entservlet/hr8prd/?ICType=Panel&Menu=ROLE_EMPLOYEE&Market=GBL&PanelGroupName=JN_EMP_STK_PHINX&RL=&ta rget=main3, or by clicking on the “Stock Option Tax Correction Info” link located on both the intranet’s Stock Administration page and PeopleSoft Employee Self Service Portal), or, although we strongly prefer that you submit your Election Agreement online, you may also send a completed and signed Election Agreement in paper form, in accordance with instructions in the Offer to Amend, by mail or fax to:
Stock Administration
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089, U.S.A.
Fax: (408) 936-3021
          The Election Agreement must be received by the Company via Juniper’s intranet or by mail or fax no later than 9:00 p.m., Pacific Time, on April 6, 2007.

          QUESTIONS
          Juniper has engaged a third-party consultant to prepare communications regarding this offer and to provide general tax information regarding this offer. The consultant will not provide tax advice specific to an individual’s circumstances or make any recommendation. You should direct general questions about the terms of this offer or requests for general tax information about this offer to the following location on Juniper’s intranet: http://tenderoffer.juniper.net. We strongly recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.